UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT
TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

AMERICAN BUSINESS SERVICES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Colorado
(State or Other Jurisdiction of Incorporation)

000-54985	84-1194104
(Commission File Number)	(IRS Employer Identification No.)

6521 Ocaso Drive
Castle Pines, CO	80108
(Address of Principal Executive Offices)	(Zip Code)

303-730-7939
(Registrant's Telephone Number, Including Area Code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

INFORMATION STATEMENT
 PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Notice of Anticipated Change in the
Majority of the Board of Directors

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”) is being furnished to all holders of record of common stock, par value $0.001 per share, of American Business Services, Inc.,  a Colorado corporation (the “Company”, “we” or “our”) at the close of business on July 30, 2014 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (the “Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about July 30, 2014.

On July 3, 2014, Smith Electric Vehicles Corp., a Delaware corporation (“Smith Electric”), and Phil E. Ray, our sole executive officer, director and majority stockholder, entered into a Securities Purchase Agreement (the “Agreement”), pursuant to which, subject to certain terms and conditions, Mr. Ray agreed to sell to Smith Electric 6,000,000 shares of the Company’s common stock (the “Shares”)  for an aggregate amount in cash equal to $340,000.  The Shares represent approximately 85.35% of the issued and outstanding shares of the Company’s common stock as of the date of this Information Statement. The transfer of the Shares to Smith Electric was effective on July 3, 2014 (the “Closing”).

Pursuant to the terms of the Agreement, Smith Electric appointed Bryan L. Hansel, Smith Electric’s Chief Executive Officer to serve on the Board and, at the Closing, the Board consisted of Mr. Ray and Mr. Hansel.  Following the date which is ten days after the mailing of this Information Statement to our stockholders, Mr. Ray will resign and the vacancy created by such resignation will be filled by Robert J. Druten, who is a designee of Smith Electric (the “Change of Control”). This Information Statement contains information about the designees of Smith Electric who will constitute the entire Board following the Change of Control.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us.  Accordingly, the appointment of Robert J. Druten will not occur until at least ten days following the mailing of this Information Statement.  This Information Statement will be first mailed to our stockholders of record on or about July 30, 2014.

VOTING SECURITIES

As of May 20, 2014, we had 7,030,000 shares of common stock and no shares of preferred stock issued and outstanding.  Each share of our common stock is entitled to one vote on each matter that may come before a meeting of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

General Information

Pursuant to the Agreement, Smith Electric designated Bryan L. Hansel to serve on the Board effective as of the Closing.  Therefore, our current Board consists of Mr. Ray, who has served as our director, Chief Executive Officer and Chief Financial Officer since 1991,  and Mr. Hansel.  Additionally, at the Closing, all officers of the Company resigned and the Board appointed John Micek as our Treasurer and Jacques Schira as our Secretary, both of whom are designees of Smith Electric.  Following the date which is ten days after the mailing of this Information Statement to our stockholders, Mr. Ray will resign and the vacancy created by such resignation will be filled by Robert J. Druten, who is a designee of Smith Electric.
Our bylaws provide that the number of directors who shall constitute the whole Board shall be such number as the Board shall at the time have designated.  Each director shall be selected for a term of one year and until his successor is elected and qualified.  Vacancies are filled by a majority vote of the remaining directors then in office with the successor elected for the unexpired term and until the successor is elected and qualified.
Business Experience of Directors

Current Directors

Name	Age	Position
Phil E. Ray	76	Director
Bryan L. Hansel	49	Director
Mr. Ray has been the President, a director and a major shareholder of our Company and VentureVest Capital Corporation (“VentureVest”), both Colorado corporations, since he founded the businesses in 1991.  He has also served as our Chief Executive Officer and Chief Financial Officer since 1991.  Similar to our business, VentureVest is engaged in business consulting in the areas of advertising, marketing, mergers and acquisitions and strategic planning, primarily for companies preparing for an initial public securities offering or a private securities placement.
Mr. Hansel has served as Smith Electric’s Chief Executive Officer and as a director since Smith Electric’s inception in January 2009.  Mr. Hansel served as Smith Electric’s President from Smith Electric’s inception to March 2012.  Mr. Hansel was appointed Chairman of Smith Electric’s board of directors in November 2011.  Prior to joining Smith Electric, from October 2004 to August 2008, Mr. Hansel served as the President and Chief Executive Officer and as a director of Evo Medical Solutions, a manufacturer and distributor of home respiratory medical devices.

Directors Effective 10 Days After the Mailing of the Information Statement

The following table sets forth certain information with respect to the persons who will be members of the Board effective 10 days after the mailing of this Information Statement.

Name	Age	Position
Bryan L. Hansel	49	Director
Robert J. Druten	67	Director

Robert J. Druten, age 67, served as Executive Vice President and Chief Financial Officer of Hallmark Cards, Inc. from 1994 until his retirement in August 2006. From 1991 until 1994, he served as Executive Vice President and Chief Financial Officer of Crown Media, Inc., a cable communications subsidiary of Hallmark. He served as Vice President of Corporate Development and Planning of Hallmark from 1989 until 1991. Prior to joining Hallmark in 1986, Mr. Druten held a variety of executive positions with Pioneer Western Corporation from 1983 to 1986. Mr. Druten has served as a trustee of EPR Properties (“EPR”), a real estate investment trust, since 1997 and is its Chairman of the Board. He has also been a member of the Compensation, Governance and Finance Committees of EPR.  He has served as a director of Kansas City Southern, an NYSE-listed transportation company, since 2004. Mr. Druten also serves as Chairman of the Board and on the Compensation Committee of Kansas City Southern.  He has served as a director of Alliance Holdings GP, L.P., a publicly traded limited partnership whose publicly traded subsidiary is engaged in the production and marketing of coal, since 2007, where he serves on the Audit Committee and its Conflicts Committee. Mr. Druten previously served on the Board of Directors of American Italian Pasta Company, from 2007 until it was acquired by Ralcorp Holdings, Inc. in July 2010, where he was the Chairman of the Audit Committee and also served on the Compensation Committee. Mr. Druten received a B.S. in Accounting from the University of Kansas and an M.B.A. from Rockhurst University.

Director Independence; Leadership Structure and Role in Risk Oversight

Prior to the Closing, our Board consisted of Phil E. Ray, who also served as our sole executive officer and, therefore, was not “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules.  We believe that, following the Change of Control, Robert J. Druten will be “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules.

Prior to the Closing, we did not separate the roles of Chief Executive Officer and Chairman of the Board because Mr. Ray was our sole director and executive officer. We determined that this leadership structure was appropriate given our size and the nature of our business affairs.  Following the Change of Control, Bryan L. Hansel will continue to be our Chief Executive Officer.

Our current directors are responsible for the general oversight of risks that could affect our Company.  Given the Company’s size and the nature of its business affairs, we have thus far determined that this risk oversight function is best administered by the Board directly, as Messrs. Ray and Hansel are the only directors of the Company. We expect that, following the Change of Control, the Board will monitor how management operates the Company, as a part of its oversight function. Risk will be an important part of deliberations at the Board and committee level.  We expect that, once established, Board committees will consider risks associated with their particular areas of responsibility. The Board as a whole will consider risks affecting the Company. To that end, it is anticipated that the Board will conduct periodic reviews of corporate risk management policies and procedures.

Committees of the Board

Prior to the Closing, we only had one member of our Board and did not have a separately designated audit, compensation or nominating committee of our Board. We do not have a nominating or compensation committee charter as we do not currently have such committees. The functions customarily delegated to these committees are performed by our full Board. We are not a “listed issuer” under the rules of the Securities and Exchange Commission (the “SEC”) and are therefore not required to have separate committees comprised of independent directors. Based on the fact that our current business affairs are simple, any such committees are excessive and beyond the scope of our business and needs.

We anticipate that the Board will form committees and adopt related committee charters following the Change of Control, including an audit committee, corporate governance and nominating committee and compensation committee.

Stockholder Communications

Our Board does not currently provide a process for stockholders to send communications to our Board.

Meetings of the Board; Board Compensation

We do not have any standard arrangements by which directors are compensated for any services provided as a director.  No cash has been paid to the directors in their capacity as such.  Following the Change of Control, we expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that a committee of our Board will recommend director compensation levels to the full Board, which will set the compensation based on those recommendations. We expect that a committee of our Board will review and report to the Board on the director compensation program on a regular basis and that the committee will likely retain an outside advisor to assist in its review and report on the program.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than ten percent of a class of our equity securities registered pursuant to Section 12 of the Exchange Act, file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. During the year ended December 31, 2013, the Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were not complied with.  However, we intend to comply with such requirements going forward.
Code of Ethics
We have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of July 30, 2014 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Smith Electric Vehicles Corp. 12200 N.W. Ambassador Drive, Suite 326 Kansas City, Missouri 64163	6,000,000	85.35%
Bryan L. Hansel 12200 N.W. Ambassador Drive, Suite 326 Kansas City, Missouri 64163	0	*
John Micek 12200 N.W. Ambassador Drive, Suite 326 Kansas City, Missouri 64163	0	*
Jacques Schira 12200 N.W. Ambassador Drive, Suite 326 Kansas City, Missouri 64163	0	*
* Less than 1%.
(1) Beneficial ownership is determined in accordance with the rules of the SEC.
(2) Based on 7,030,000 shares of common stock outstanding as of July 30, 2014.

EXECUTIVE COMPENSATION
The following table set forth certain information as to the compensation paid to our executive officers.
Summary Compensation Table
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Comp	Nonqualified Deferred Comp Earnings
Phil E. Ray CEO/CFO	2013	$0	n/a	n/a	n/a	n/a	n/a
	2012	$0	n/a	n/a	n/a	n/a	n/a
Mr. Ray received $13,500 in consulting fees from us during the year ended December 31, 2013.
Outstanding Equity Awards
Our directors and officers do not have unexercised options, stock that has not vested, or equity incentive plan awards.
Options/SAR Grants
We do not currently have a stock option plan. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs, have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since inception.
Long-Term Incentive Plans and Awards
We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.  No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of our officers, directors, employees or consultants since inception.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Phil E. Ray is not independent as such term is defined by a national securities exchange or an inter-dealer quotation system.   During the year ended December 31, 2013 and the year ended December 31, 2012, there were no transactions with related persons, other than $13,500 in consulting fees that Mr. Ray received from us during the year ended December 31, 2013.

Our Board, following the Change in Control, will adopt formal policies and procedures for the review, approval or ratification of any related party transactions with our executive officers, directors and significant stockholders.  We expect that any such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the non-affiliated directors serving on our Board, or an appropriate committee thereof.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder, is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms.  The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC.  The address of the SEC’s web site is http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2014

AMERICAN BUSINESS SERVICES, INC.
By:	/s/Bryan L. Hansel
Bryan L. Hansel Chief Executive Officer